Mail Stop 3561

November 19, 2009

By U.S. Mail and facsimile to (713) 207-5582

Walter L. Fitzgerald
Senior Vice President and Chief Accounting Officer
CenterPoint Energy, Inc.
1111 Louisiana
Houston, Texas 77002

> **Re:** **CenterPoint Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Proxy Statement on Schedule 14A**
> **Filed March 13, 2009**
> **File No. 001-31447**

Dear Mr. Fitzgerald:

We have reviewed your response dated October 23, 2009 to our comment letter and have the following additional comments. In each of our comments below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. Please feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement on Schedule 14A

Board Organizations and Committees; Other Governance Provisions, page 6

Governance Committee, page 7

1. We note your response to comment three in our letter dated September 21, 2009. Please provide proposed language that describes the standards and processes the Governance Committee uses in reviewing and resolving issues with respect to related party transactions and conflicts of interests involving executive officers, directors, or other related persons.

Compensation Discussion and Analysis, page 20

Stock Ownership Guidelines, page 27

2. We note your response to comment four. Please confirm that you will include this information in future filings.

Executive Compensation Tables, page 31

Non-Equity Incentive Plan Awards, page 34

3. We note your response to comment five. Please confirm that you will include the information regarding "Competitive Natural Gas Sales and Services Business Operating STI Results (BOSR) goal" in future filings. Please also tell us why you determined to omit the specific performance targets for miscellaneous goals in the composite goals for electric transmission and distribution, natural gas distribution, pipelines and field services segments.

Potential Payments upon Change in Control or Termination, page 46

4. We note your response to comment seven. Please confirm that you will include this information in future filings.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gerald M. Spedale, Esq.
    Via facsimile to (713) 229-7734